November 30, 2018

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Medical Properties Trust, Inc.

MPT Operating Partnership, L.P.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed March 1, 2018

File No. 001-32559 and 333-177186

Dear Ms. Monick:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated October 26, 2018 to R. Steven Hamner, Executive Vice President and Chief Financial Officer of Medical Properties Trust, Inc. (the “Company”). To assist you in reviewing our responses, we have preceded each response below with a copy (in bold type) of the Staff’s comment as stated in your letter.

Form 10-K for fiscal year ended December 31, 2017

Item 1 Business

Significant Tenants, page 11

1.

Please clarify for us the guarantor entity and terms of the guarantee for both the master lease agreement and loan agreement with Steward. Also, explain to us the cross collateralization and default provisions between the two agreements.

There are two guaranty agreements in place with regard to Steward:

1)

Guaranty by Steward Health Care System LLC (“Steward”) This guaranty, dated as of October 3, 2016, was executed by Steward Health Care System LLC in favor of all of the subsidiaries of the Company that are parties to either the Master Lease Agreement or the Real Estate Loan Agreement. This is a broad guaranty that secures all of the respective obligations of Steward’s subsidiaries (lessees and borrowers) under the Master Lease Agreement, the Real Estate Loan Agreement, and the various ancillary mortgages, promissory notes, security documents, and other instruments entered into from time to time in connection therewith.

Ms. Jennifer Monick

Securities and Exchange Commission

2)

Guaranty by Lessees This guaranty, dated as of May 1, 2017, was executed by each of Steward’s subsidiaries that are parties to the Master Lease Agreement (the lessees) in favor of each of the subsidiaries of the Company that are parties to the Real Estate Loan Agreement (the mortgage lenders). This Guaranty is more limited, and only secures the respective obligations of the mortgage borrowers under the Real Estate Loan Agreement and the various ancillary loan documents.

Please note that there is no similar guaranty by the mortgage-borrowers of the lessees’ obligations under the Master Lease Agreement.

In regards to cross collateralization and default provisions, we note the following:

Real Estate Loan Agreement The Real Estate Loan Agreement is not cross-defaulted to the Master Lease Agreement, meaning that defaults under the Master Lease Agreement do not cause defaults under the Real Estate Loan Agreement. The obligations under the Real Estate Loan Agreement are secured by the Security Agreement, Pledge Agreements, the aforementioned Guaranty Agreements, the applicable mortgages, and other various security documents.

Master Lease Agreement The Master Lease Agreement states that only “Major Events of Default” under the Real Estate Loan Agreement will trigger a default under the Master Lease Agreement.

A “Major Event of Default” under the Real Estate Loan Agreement means any payment default or financial covenant default by any Steward-borrower, or any insolvency, bankruptcy, liquidation or dissolution default by the Steward, as guarantor. No other ordinary Events of Default under the Real Estate Loan Agreement would result in any default under the Master Lease Agreement. The occurrence of a “Major Event of Default” by either individual borrower under the Real Estate Loan Agreement would trip a default under the Master Lease Agreement with respect to all lessees.

The aforementioned Guaranty by Steward secures obligations under the Master Lease Agreement. However, none of the Security Agreement, Pledge Agreements, or mortgages secure any obligations under the Master Lease Agreement, nor is there a cross-guaranty by the mortgage-borrowers of any of the lessees’ obligations under the Master Lease Agreement.

Ms. Jennifer Monick

Securities and Exchange Commission

2.

You state that you believe that facility concentration is the primary concentration risk of your business rather than that of any particular tenant/operator. Please further tell us how you analyze concentration risk at each of the following levels: facility, tenant/operator by geographic market, overall tenant/operator, and guarantor.

As noted in our quarterly and annual filings, we analyze concentration risk at the following four levels: facility, tenant/operator, geographic market, and facility type. As noted previously, we believe our primary concentration risk in our business is facility concentration. We analyze facility concentration by taking the gross asset value of an individual property as a percentage of our total gross assets. At September 30, 2018, our largest individual facility (leased or loaned) represented approximately 4% of our total gross assets, which we believe reflects a low concentration risk.

With respect to our tenant/operator concentration, we analyze our total arrangement with each of our tenant/operators to our total gross assets and total revenues. In regards to the guarantors of our real estate investments, we view each tenant/operator and related guarantor as one in the same from a concentration risk perspective.

As for geographic concentration, we analyze our investments at a state level, domestically, and at a country level, internationally, both on a total gross asset and total revenue basis.

From a facility type perspective, we analyze information based our three main types of hospitals (acute care, inpatient rehabilitation, and long-term acute care) on both a total gross asset and total revenue basis.

3.

Please tell us your expectations for filing financial statements of Steward with your Form 10-K for the year ended December 31, 2018 in order to achieve a presentation that will be adequate for investors regarding the financial condition of your company. Please address your expected total concentration with Steward from all of your arrangements (i.e., master lease, loan, and equity investment) on a combined basis in your response and specifically tell us how you considered the guarantees and cross collateralization and default provisions addressed in response to comment 1 above in your analysis.

We currently expect our concentration of properties leased to Steward to exceed 20% of our total assets as of December 31, 2018. When considering all of the Company’s arrangements (i.e., leases, loans, and equity investment) with Steward, as of December 31, 2018, we expect our concentration to range between 35% and 40% of our total assets. With our concentration of leases with Steward projected to be greater than 20% of our total assets at December 31, 2018, we expect to file the financial statements of Steward either together with our Form 10-K for the year ended December 31, 2018, or by Form 10-K/A based on the due dates for financial statements of a significant equity method investee under Regulation S-X Rule 3-09 (per the guidance set forth in Section 2340 of the Staff’s Financial Reporting Manual).

Ms. Jennifer Monick

Securities and Exchange Commission

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

MPT OPERATING PARTNERSHIP, L.P.

by Medical Properties Trust, Inc., the sole member of its general partner

/s/ R. Steven Hamner

R. Steven Hamner

Executive Vice President and Chief Financial Officer

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